EXHIBIT 3

PROXY

The undersigned holder of shares of common stock of Primoris Corporation, a Delaware corporation (the “Corporation”), hereby grants to Brian Pratt (the “Proxyholder”), a revocable proxy to vote, or to execute and deliver written consents, or otherwise to act with respect to, all shares of the Corporation’s stock now owned or hereafter acquired by the undersigned, as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation, and to take, in the Proxyholder’s discretion, all actions necessary or appropriate with respect to any matters that may be brought before the stockholders of the Corporation. The undersigned hereby affirms that this Proxy may be exercised by the Proxyholder beginning March 25, 2009 for a period of three (3) years.

Dated this 25th day of March, 2009.

/s/ Mark Thurman
Mark Thurman